Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

November 12, 2021

Re:	Galaxy Digital Inc. Draft Registration Statement on Forms S-4 and S-1 Submitted on October 4, 2021 CIK No. 0001859392

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	David Gessert Sandra Hunter Berkheimer Mark Brunhofer Sharon Blume

Ladies and Gentlemen:

On behalf of our client, Galaxy Digital Inc., a Delaware corporation (“GDI”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s confidential draft Registration Statement on Forms S-4 and S-1 (CIK No. 0001859392) (the “Registration Statement”) contained in the Staff’s letter dated November 5, 2021. Galaxy has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 2”) together with this response letter. Submission No. 2 also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Submission No. 2 (including exhibits filed therewith) and three marked copies of Submission No. 2 showing changes to the Registration Statement confidentially submitted on October 4, 2021.

Set forth below are Galaxy’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 2 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 2.

General

1.	We note that you refer to your solicitation of proxies from GDHL Shareholders as a “Management Circular.” Please revise throughout to clarify that this document is a proxy statement, or advise.

U.S. Securities and Exchange Commission

Galaxy advises the Staff that it refers to the solicitation of proxies from GDHL Shareholders as a “Management Circular” because GDHL has an obligation to mail a “management information circular” to GDHL Shareholders pursuant to the Canadian Securities Regulators’ National Instrument 51-102 – Continuous Disclosure Obligations. The solicitation is not subject to the U.S. federal proxy rules under Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and corresponding Regulation 14A because GDHL’s ordinary shares are not registered under Section 12 of the Exchange Act.

2.	We note your disclosure under the heading “Government Regulation,” beginning on page 252. Regarding your and BitGo’s trading, asset management, investment banking, mining, principal investments, liquidity, custody and security solutions related to digital assets and cryptocurrencies, please provide us with your legal analysis as to how you conclude that the digital assets you or BitGo transact in on your or your customers’ behalf, and others that may be transacted in the future are not securities and, therefore, you and BitGo are not facilitating, or causing you to engage in, transactions in unregistered securities. In your response, please specifically address the policies and procedures you and BitGo have in place to ensure you are not engaging in or facilitating transactions in unregistered securities and whether and how your policies and procedures allow you to reach this conclusion. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf. Further, clearly describe the regulatory risks associated with your particular policies and procedures for determining the characterization of digital assets and cryptocurrencies, including the limitations of any such policies and procedures.

The manner in which Galaxy can engage in transactions (on a principal or agency basis) in a digital asset that is a security for federal securities law purposes depends on the particular transaction. Although transactions in securities in the United States or with U.S. clients and counterparties would present issues for analysis under both the Securities Act of 1933 (the “Securities Act”) (for example, whether Galaxy was engaged in an unregistered distribution of securities) and the Exchange Act (for example, whether Galaxy was engaged in activities requiring broker-dealer registration), similar transactions that take place outside the United States with non-U.S. clients and counterparties generally would not implicate the federal securities laws. For transactions in digital assets (other than those carried out on digital asset exchanges in which Galaxy acts on a proprietary basis as an investor), Galaxy’s procedures sort individual digital assets into two categories:

•	No Restrictions – digital assets that Galaxy may transact in the United States or with U.S. clients and counterparties. These are digital assets for which Galaxy has identified what it believes to be reasonable grounds for concluding the assets are not securities under the federal securities laws.

•	Non-US – digital assets that Galaxy may transact only outside the United States with non-U.S. clients and counterparties. These are digital assets that do not meet the criteria for inclusion in the “No Restrictions” category.

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U.S. Securities and Exchange Commission

As noted on page 269, Galaxy has adapted its process for determining the federal securities law status of digital assets over time. Prior to 2018, Galaxy’s activities primarily involved Bitcoin and Ethereum and their various forks. Beginning in January 2018, Galaxy implemented a procedure whereby before transacting in a new digital asset, the trading desk would seek approval from the legal department; the legal department would generally discuss the digital asset with other Galaxy employees to determine whether the digital asset appeared to have a consumptive use, as opposed to a merely speculative investment use, and if so approve it for transactions. Beginning in January 2019, Galaxy’s legal department introduced a New Product Approval form in order to standardize the process that was initiated the previous year, and responsibility for approving and categorizing new digital assets was assigned to Galaxy’s Risk Committee composed of senior executives, including members of the legal department, and advised by the legal department. In August 2020, with the benefit of several months’ experience using the Risk Committee approval process, Galaxy’s legal department updated the New Product Approval form to more closely align with the analysis being conducted by the Risk Committee with advice of the legal department. In August 2021, the Risk Committee introduced an element to the approval process in addition to the New Product Approval form, generally requiring a third-party assessment of a digital asset’s federal securities-law status, which may include a legal analysis prepared by external lawyers. Galaxy believes that by following these procedures it is able to avoid impermissibly engaging in or facilitating transactions in unregistered securities.

BitGo conducts its custodial business through two state-chartered trust companies, licensed by the respective state banking regulators, each of which is permitted to custody digital assets, including those that are securities. Accordingly, although BitGo has procedures that it follows when onboarding new digital assets to its custodial platform, the federal securities law characterization of a digital asset is not a central component of these procedures. BitGo transacts in a limited number of digital assets in its prime brokerage and lending businesses. For these digital assets, BitGo’s historical practice has been to consult with outside counsel on their federal securities law status. Following the acquisition of BitGo, Galaxy intends to use its New Product Approval process described above in order to approve and categorize digital assets transacted in by the legacy BitGo business outside of custodial services.

Galaxy has revised the disclosure on pages 60-63 and 269 in order to describe the regulatory risks associated with its particular policies and procedures for determining the characterization of digital assets, including the limitations of any such policies and procedures.

3.	We note that you are attempting to register shares of Galaxy Digital Inc. Class A common stock estimated to be available for offer and sale from time to time following the consummation of the Reorganization and the Reorganization Merger, pursuant to the Resale Prospectus contained in this registration statement, by certain selling stockholders who are also holders of limited partnership units of GDH LP, upon the redemption or exchange by such selling stockholders of LP Units for an equivalent number of shares of Galaxy Digital Inc. Class A common stock. Please tell us how you are able to register these shares for resale at this time, as it is not clear when the GDH LP reorganization will be completed.

Galaxy advises the Staff that in connection with, and substantially concurrently with, the completion of the Reorganization, GDH LP will undergo a reorganization by way of the Concurrent Domestication of GDH LP and certain related transactions (the “GDH LP Reorganization”). Although the precise timing of the completion of the Reorganization (which includes the GDH LP Reorganization) depends on such factors as effectiveness of the Registration Statement and the solicitation of votes of GDHL shareholders, Galaxy advises the Staff that it expects (i) the special meeting of GDHL shareholders to approve the Reorganization to be convened promptly following effectiveness of the Registration Statement and (ii) the Reorganization to be consummated promptly following its approval by GDHL shareholders at such special meeting. Galaxy believes, for the reasons set forth below, it is appropriate to register the resale of shares of Class A common stock of GDI (“Class A Shares”) under the Resale Prospectus (the “Resale Shares”) at this time.

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U.S. Securities and Exchange Commission

GDH LP currently has two classes of units representing its limited partnership interests:

1.	Class A units (the “A Units”), having such terms, rights and restrictions as set out in the fourth amended and restated limited partnership agreement of GDH LP dated June 23, 2020 (the “Existing GDH LPA”), which are subdivided into Class A-1 limited partnership units, all of which are held by GDHL, and Class A-2 limited partnership units, all of which are held by GDH Intermediate LLC, a wholly owned subsidiary of GDHL; and

2.	Class B units (the “B Units”), having such terms, rights and restrictions as set out in the Existing GDH LPA, which are held by certain existing limited partners of GDH LP, including the employee founders of GDH LP and their affiliated entities. Holders of the B Units are not entitled to vote at meetings of the securityholders of GDHL, but the B Units are, pursuant to the Existing GDH LPA and subject to certain limitations, exchangeable for ordinary shares of GDHL (the “Ordinary Shares”) on a one-for-one basis (or at the election of GDHL, for an equivalent cash value), subject to customary adjustments for stock splits, stock dividends and reclassifications and other similar transactions.

As of November 8, 2021, there were 228,701,080 B Units outstanding; all of the outstanding B Units were issued in private placement transactions which were exempt from registration under Section 4(a)(2) of the Securities Act or another exemption therefrom. All of the B Units were issued on July 31, 2018 in connection with the consummation of the transactions pursuant to which (i) GDH LP became the operating company that controls Galaxy’s business and (ii) GDHL listed its Ordinary Shares on the TSX Venture Exchange and acquired an equity interest in GDH LP. While certain of the B Units were subject to escrow conditions following the consummation of such transactions, the final release of such escrowed B units occurred on January 31, 2020.

As described in further detail under the caption “Proposed Organizational Structure” on page 140, in connection with the GDH LP Reorganization:

•	GDH LP will domesticate as a Delaware limited partnership (the “Concurrent Domestication of GDH LP”);

•	GDH LP will enter into an amended and restated limited partnership agreement (the “Amended LP Agreement”) pursuant to which all of GDH LP’s A Units and B Units will be reclassified into a single class of units (the “LP Units”);

•	The A Units and the B Units will convert into LP Units, with each holder of A Units and B Units receiving LP Units on a one-for-one basis, and each LP Unit representing an equivalent economic interest in GDH LP as each A Unit and B Unit; and

•	pursuant to the Amended LP Agreement and subject to certain limitations, the LP Units will be exchangeable for Class A Shares on a one-for-one basis (or at the election of Galaxy, an equivalent cash value), subject to customary adjustments for stock splits, stock dividends and reclassifications and other similar transactions.

Under the terms of the Existing GDH LPA and applicable law, holders of B Units will not be entitled to vote on the GDH LP Reorganization. In particular, the Concurrent Domestication of GDH LP and the related transactions constituting the GDH LP Reorganization do not require the approval of, and will not be submitted to a vote of, the holders of B Units; such matters will be effected by the general partner of GDH LP acting unilaterally, following the satisfaction of certain other conditions set forth in the Merger Agreement with BitGo, which are outside of the control of a holder of B Units. In addition, although the B Units may be exchanged for Ordinary Shares on a one-for-one basis, holders of B Units are not entitled to vote on matters submitted to a vote of GDHL Shareholders, such as the transactions undertaken in connection with the Reorganization. As such, because none of the conditions to the completion of the GDH LP Reorganization are within the control of a holder of B Units, the holders of B Units have no new investment discretion in determining whether to accept LP Units in exchange for their B Units.

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U.S. Securities and Exchange Commission

Rule 415(a)(1)(iv) under the Securities Act provides that “securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that … the registration statement pertains only to … securities which are to be issued upon conversion of other outstanding securities.” While the LP Units overlying the Resale Shares will be issued in connection with the Reorganization transactions, we believe that because the issuance of LP Units relates back to the original date on which the B Units were issued, they should be considered “outstanding” within the meaning of Rule 415(a)(1)(iv).

The GDH LP Reorganization can be distinguished from other situations where issuers have attempted to register the issuance or resale of securities issuable upon conversion of securities not yet issued (such as PIPE transactions), which issuances would not relate back to any original transaction or have any specified limits, such as underlying securities issuable as payment in kind dividends or due to potential conversion rate adjustments. In such situations, Securities Act Sections C&DI 134.01 provides, in relevant part: “At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.” Similarly, Securities Act Forms C&DI 116.19 provides, in relevant part: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.”

Analogizing the GDH LP Reorganization to a PIPE transaction, Galaxy believes that because:

•	a holder of B Units currently bears market risk due to the exchangeable nature of B Units for Ordinary Shares and underlying public market for Ordinary Shares;

•	there is no additional consideration to be paid by a holder of B Units, either in connection with the Reclassification or upon a future exchange or redemption of LP Units for Class A Shares;

•	the exchange rate is fixed, and there is no contingency on the market price at the time of effectiveness of the registration statement; and

•	the consummation of the GDH LP Reorganization is outside of the control of a holder of B Units;

notwithstanding that issuance of the LP Units overlying the Class A Shares will occur in the Reorganization, Galaxy is able to register the resale of the Resale Shares pursuant to Rule 415(a)(1)(iv).

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U.S. Securities and Exchange Commission

4.	We note that you are registering both the issuance and exercisability of the warrants. Please tell us whether you’ve considered that you will have to keep the Form S-4 current, and tell us how you plan to address this.

Galaxy acknowledges that it will be required to keep the Registration Statement current in order to register the shares of Class A common stock to be issued upon exercise of the warrants from time to time. Galaxy intends to keep the Registration Statement current for purposes of the Resale Prospectus by complying with the undertakings set forth in Item 512(a)(1) of Regulation S-K, included on page II-5. Galaxy has revised the disclosure under the caption “Explanatory Note” to clarify that the Resale Prospectus will also be used in connection with the issuance of shares of Class A common stock upon exercise of the warrants.

5.	We note your disclosure that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of the general partnership interests of GDH LP to Pubco. If true, expand to disclose the Mr. Novogratz will continue to control Galaxy Digital Inc. following the proposed transactions and identify his ownership interests as expected immediately following the transactions. Further, expand on the cover page to Annex I—Alternate Pages For Consent Solicitation Statement/Prospectus to disclose the approximate total voting power of Galaxy Digital Inc.’s outstanding common stock that former BitGo stockholders will hold immediately following the BitGo merger.

Galaxy has revised the disclosure on the cover pages, the Notice of Special Meeting of GDHL Shareholders page, pages 2, 37 and C-7, as well as the cover pages to Annex I, in response to the Staff’s comment.

Basis of Financial Statement Presentation, page i

6.	Please tell us why it is appropriate to not provide audited financial statements of Galaxy Digital Inc. (Pubco) as disclosed in the first full paragraph on page ii and reference for us the authoritative guidance you rely upon to support your position. Otherwise, provide the required audited financial statements of this registrant.

Galaxy has revised the disclosure on page ii in response to the Staff’s comment.

Galaxy advises the Staff that GDI qualifies as a “business combination related shell company” as such term is defined in Rule 405 under the Securities Act as it is a newly-incorporated shell company with nominal assets and operations which was formed primarily for the purpose of consummating the Reorganization and the Reorganization Merger and facilitating the BitGo Acquisition. Prior to the consummation of the Reorganization, the Reorganization Merger and the BitGo Acquisition, GDI will not have conducted any activities other than those incident to its formation and the Reorganization.

Pursuant to Section 1160.1 of the Commission’s “Division of Corporate Finance Financial Reporting Manual”, if the registrant is a “business combination related shell company”, the registrant’s financial statements may be omitted. A “business combination related shell company” is defined in Rule 405 under the Securities Act as a shell company that is (a) formed by an entity that is not a shell company solely for the purpose of changing the corporate domicile of that entity solely within the United States or (b) formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in Rule 165(f) under the Securities Act) among one or more entities other than the shell company, none of which is a shell company. As such, GDI qualifies as a “business combination related shell company” as such term is defined in Rule 405 under the Securities Act, and therefore no audited financial statements of GDI are required to be included in the Registration Statement.

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U.S. Securities and Exchange Commission

Industry and Market Data, page ii

7.	You state that you do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited in your prospectus. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures.

Galaxy has revised the disclosure on page ii in response to the Staff’s comment.

Questions & Answers About The Proposed Transactions, page 1

8.	We note your disclosure on page 6 that the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL shareholders. Since the Reorganization Merger is planned to take place following the Domestication, please revise to clarify whether the Reorganization Merger is required to be, or will be, submitted to a vote of GDH Delaware shareholders. Please make conforming revisions to related disclosure elsewhere in the registration statement, including on pages 39, 151 and C-9. Please make similar revisions related to whether the Second (BitGo) Merger is required to be, or will be, submitted to a vote of Galaxy Digital Inc. shareholders.

Galaxy has revised the disclosure on the cover pages and pages 4, 44, 160 and C-11 in response to the Staff’s comment.

Prospectus Summary, page 22

9.	We note your discussion about the evolution, growth and positive aspects of the digital assets ecosystem, including digital assets, cryptocurrencies and blockchain technology. Please revise the forefront of your Summary section to provide balance and context to your disclosure by describing the material challenges, obstacles and risks that you face. Please make similar revisions to your Information About Galaxy Digital, Information About BitGo and MD&A sections. In addition, please revise to disclose costs associated with participating in this sector each as an investor, consumer and provider of goods and services. Further, expand to provide context of your competitive position and stage of development within the sector overall and within each of your business segments individually.

Galaxy has revised the disclosure on pages 35, 206, 264, 280 and 282 in response to the Staff’s comment.

10.	Please expand your disclosure here and, as applicable, in the discussion of your business that begins on page 231 and the discussion of BitGo’s business that begins on page 262 to clearly describe the following:

•	How you generate revenues;

•	Your key products, services, product families and their markets and customers;

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U.S. Securities and Exchange Commission

•	Distribution methods of the products or services;

•	Status of any publicly announced new product or service;

•	Your competitive position in the industry and methods of competition;

•	Dependence on one or a few major customers;

•	Need for any government approval of principal products or services; and

•	Any other information material to understanding your business and business activities.

Galaxy has revised the disclosure on pages 32, 243, 280 and 282 in response to the Staff’s comment.

Overview of the Proposed Transactions, page 33

11.	Please expand to provide a diagram clearly illustrating your corporate structure immediately before and immediately following the proposed transactions. The diagram should include the name and domicile, as applicable, of each entity and disclose the economic and voting interests in each entity held by parent(s) and/or significant groups of security holders. Please make conforming changes to the diagrams on pages 133, 135 and 136.

Galaxy has revised the disclosure on pages 36, 38, 140, 143 and 144 in response to the Staff’s comment.

The Meeting, page 40

12.	With reference to Rule 14a-4(a)(3), please identify clearly and impartially each separate matter intended to be acted upon with respect to each proposal for which you are soliciting shareholders. For instance, and without limitation, we note it is not clear whether GDHL shareholders are being asked to consider only the issuance and terms of Class B ordinary shares in the Governing Documents Amendment, that GDHL shareholders are being asked in the Domestication Charter and Bylaws Amendment to consider redomestication of the company and the adoption of a proposed new certificate of incorporation and proposed new bylaws, both or either of which may contain provisions that differ materially from corresponding provisions in the existing organization documents of GDHL, and that as part of the proposed BitGo merger a new article will be added to the certificate of incorporation of Galaxy Digital Inc. to require a stockholder vote to approve certain acts or transactions. For additional guidance, please refer to the interpretations available at: https://www.sec.gov/divisions/corpfin/guidance/14ainterps.htm and https://www.sec.gov/divisions/ corpfin/guidance/exchange-act-rule-14a-4a3.htm. Additionally, describe the number of Class B ordinary shares of GDHL that will be authorized and issued in connection with the Governing Documents Amendment. Please make corresponding changes throughout the document as applicable. Further, file the form of proxy and form of written consent that will be used in relation to the solicitation of shareholders of GDHL and BitGo, respectively.

Galaxy advises the Staff that the solicitation of shareholder votes contemplated by the Management Circular/Prospectus is, as noted above, not subject to the U.S. federal proxy rules under Section 14(a) of the Exchange Act and corresponding Regulation 14A and Rule 14a because GDHL’s ordinary shares are not registered under Section 12 of the Exchange Act. Accordingly, Galaxy does not believe it is required to further separate the matters intended to be acted upon with respect to each proposal for which Galaxy is soliciting shareholders.

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U.S. Securities and Exchange Commission

However, Galaxy has revised the disclosure on pages 41 and 45 and has made corresponding revisions throughout Submission No. 2, as applicable, in response to the Staff’s comment, taking into account the principles underlying Rule 14a-4(a)(3).

Galaxy has also revised the disclosure on the cover pages as well as on page 41 and has made corresponding revisions throughout Submission No. 2, as applicable, in response to the Staff’s comment that Galaxy describe the number of Class B ordinary shares of GDHL that will be authorized and issued in connection with the Governing Documents Amendment.

Additionally, Galaxy advises the Staff that it will file the form of proxy and form of written consent that will be used in relation to the solicitation of shareholders of GDHL and BitGo, respectively, in a subsequent amendment to the Registration Statement.

We are highly dependent on our Founder, which exposes stockholders to material and unpredictable “key man” risk, page 56

13.	Noting your disclosure on pages 33 and 248 that the addition of BitGo technologist, Mike Belshe, would significantly increase your ability to build innovative products and services, please expand your risk factor disclosure to address all key personnel upon whom your business as described in this proxy statement/prospectus is materially dependent.

Galaxy has revised the disclosure on pages 63-64 in response to the Staff’s comment to indicate that it is highly dependent on a number of key personnel, including its Founder.

GDHL’s Background to and Reasons for the Reorganization
Information and Factors Considered by the Special Committee, page 158

14.	In the fourth item of uncertainty considered by the Special Committee you state that PCAOB guidance requires digital assets to be accounted for as intangible assets. Please revise your disclosure to remove the implication that the PCAOB is an accounting standard setter.

Galaxy has revised the disclosure on page 169 in response to the Staff’s comment.

The Proposed Transactions—the Second Merger and the BitGo Acquisition
Background To the BitGo Acquisition, page 163

15.	Refer to your disclosure on page 164, please expand to describe the material terms of (i) the all-cash offer for a proposed acquisition of BitGo by Company A disclosed in the first full paragraph and (ii) the material terms of the non-binding letter of intent that Galaxy provided to BitGo’s chief executive officer on February 12, 2021. Further, disclose the material terms of the letter of intent that were subject to the negotiations between Galaxy and BitGo following February 12, 2021. Without limitation, your disclosure should identify the initial valuation of the business combination and explain if and why it changed during the course of the negotiations.

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U.S. Securities and Exchange Commission

Galaxy advises the Staff that, with respect to the Staff’s comment that the material terms of Company A’s proposed acquisition of BitGo be disclosed, BitGo is party to a confidentiality agreement with Company A that prohibits BitGo from disclosing such information. However, in order to attempt to address the Staff’s comment to provide additional disclosure, BitGo is in the process of seeking a waiver from Company A of BitGo’s contractual confidentiality obligations and Company A’s consent with respect to such additional disclosure. Assuming that Company A provides such waiver and consent, appropriate disclosure will be included in a subsequent submission of a revised draft of the Registration Statement. To the extent that Company A does not provide such waiver and consent, Galaxy advises the Staff that BitGo has informed Galaxy that Company A terminated all discussions regarding the potential acquisition of BitGo by Company A on October 28, 2020 (as disclosed in the Registration Statement), which date was over one year ago, approximately three and a half months prior to BitGo’s receipt of the initial proposed non-binding letter of intent from Galaxy, and more than six months prior to the BitGo Board’s approval of the Merger Agreement with Galaxy. BitGo has informed Galaxy that, in light of these facts, the terms of the proposed acquisition of BitGo by Company A were not a key consideration in BitGo’s evaluation of Galaxy’s acquisition proposal or in the BitGo Board’s evaluation of the Merger Agreement and the BitGo Board’s decision to recommend the Merger and the Merger Agreement to BitGo’s stockholders.

Galaxy has revised the disclosure on pages 172-173 in response to the Staff’s comment that the material terms of the above-mentioned non-binding letter of intent and the material terms that were subject to negotiations between Galaxy and BitGo following February 12, 2021 be disclosed.

16.	We note BitGo engaged Qatalyst Partners LLC to serve as financial advisor to BitGo in connection with a potential business combination. Please disclose whether Qatalyst prepared an analysis of the proposed merger with Galaxy for the BitGo board.

Galaxy has revised the disclosure on page 173 in response to the Staff’s comment.

17.	We note your disclosure in the last bullet on page 166 that Galaxy has a history as an investor in BitGo. Please expand your disclosure in this section to describe Galaxy’s interest in BitGo.

Galaxy has revised the disclosure on page 172 in response to the Staff’s comment.

Total Consideration to BitGo Stockholders, page 172

18.	We note your disclosure that the implied aggregate transaction value of the BitGo merger is approximately $1.2 billion based on GDHL’s closing share price on May 4, 2021, and that it will be $[•] based on GDHL’s closing share price on [•]. Please revise to disclose GDHL’s per share closing price as of the dates referenced. Please make conforming disclosure elsewhere in the document where the aggregate transaction value of the BitGo merger is similarly discussed.

Galaxy has revised the disclosure on page 182, as well as the cover page to Annex I, in response to the Staff’s comment.

Conditions to Completion of the Transaction, page 185

19.	Please revise to identify conditions to the closing of the merger that are subject to waiver and identify the party who has the right to waive such condition.

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U.S. Securities and Exchange Commission

Galaxy advises the Staff that all of the conditions to the closing of the Mergers are subject to waiver to the extent permitted by applicable law and that each of the three paragraphs under the “Conditions to Completion of the Transaction” caption on pages 195-196 specifies the party entitled to waive each of the conditions to the closing of the Mergers listed in such paragraphs. In particular, the introductions to each of the three lists of conditions specify “any and all of which may be waived in whole or in part by Pubco, on behalf of itself and the other Galaxy Merger Agreement Parties, and BitGo, as the case may be, to the extent permitted by applicable law,” “any and all of which may be waived in whole or in part by Pubco on behalf of itself and the other Galaxy Merger Agreement Parties, to the extent permitted by applicable law,” and “any and all of which may be waived in whole or in part by BitGo to the extent permitted by applicable law,”respectively. However, Galaxy has revised the disclosure on page 18 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Galaxy Digital
Our Business, page 195

20.	We note that the five businesses you identify here are consistent with your reportable segments as disclosed in Note 20 beginning on page F-49. Please tell us your consideration for separately discussing the operating results, liquidity and capital resources of each reportable segment in addition to discussing these items on a consolidated basis as contemplated in Item 303(b) of Regulation S-K.

Galaxy advises the Staff that in its consideration of satisfying the objective of Item 303(b) of Regulation S-K, Galaxy assessed in its judgment the level of disclosure that would be necessary to understand its business and allow investors to view Galaxy from management’s perspective (as instructed under Item 303(a) of Regulation S-K).

To this point, the “Our Businesses” section of Management’s Discussion and Analysis includes a detailed description of each of Galaxy’s reportable segments. Furthermore, the introduction to Management’s Discussion and Analysis instructs a reader that the discussion of financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in the prospectus. This includes the detailed segment information presented within Note 20 (Reportable Segments) to Galaxy’s audited consolidated financial statements, which presents tabular financial results of each of Galaxy’s reportable segments for each period discussed within Management’s Discussion and Analysis. In Galaxy’s judgment, these disclosures, in conjunction with the liquidity and capital resource and results of operations discussions within Management’s Discussion and Analysis, provide the necessary level of segment information to understand Galaxy’s business.

Within its discussion of liquidity and capital resources, Galaxy believes it has disclosed relevant segment-level capital resource commitments, specifically discussing its commitments to invest in its managed funds and purchase mining equipment (specific to its Asset Management and Mining segments, respectfully) on page 218. Additionally, Galaxy discusses relevant segment-level expected capital needs through its disclosure of investments in early-stage companies and coin networks in the digital asset space (specific to its Principal Investments segment) on page 218.

For Galaxy’s discussion of its results of operations, Galaxy believes that its disclosure by financial statement line item enhances the reader’s understanding of its consolidated financial statements, while providing insight as to the contributions from its relevant reportable segments. Relevant segment-level changes in results of operations are either entirely related to a particular reportable segment or primarily related to two to three reportable segments.

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U.S. Securities and Exchange Commission

For example, Galaxy’s discussion of changes in revenues includes explanations of the changes in Digital assets sales revenue (specific to the Trading segment), Net gain/(loss) on digital assets (primarily related to the Asset Management and Principal Investments segments), and Net gain on investments (specific to the Principal Investments segment) on pages 215 and 216. Additionally, Galaxy’s discussion of changes in cost of revenues includes explanations of changes in Digital assets sales cost and Impairment of digital assets (both specific to the Trading segment) on page 216.

As noted previously, Galaxy believes that a reader can discern which relevant reportable segments the discussion of liquidity and capital resources and results of operations relate to through the ‘Our Businesses’ section of Management’s Discussion and Analysis read in conjunction with Note 20 (Reportable Segments) to Galaxy’s audited consolidated financial statements. In Galaxy’s respectful judgment, Galaxy believes that its determination to forgo including any further segment-level discussion is in line with the Commission’s guidance in Section 9220.3 of the SEC Financial Reporting Manual and Instruction 3 to Item 303(b) of Regulation S-K.

Non-GAAP Financial Measures, page 197

21.	Regarding your presentation of non-GAAP adjusted net income, you state that the net adjustment for the period to mark net digital assets to market takes into account the lower digital assets sales costs from the impaired assets that were held at the beginning of the period and sold during the period, compared to the impaired assets at the end of the period. Please clarify what you mean by this statement and what this adjustment represents. For example, tell us whether the adjustment relates to fair value adjustments that were actually recorded during the periods presented or if they are adjustments that would have been recorded had you accounted for the related digital assets at fair value, rather than cost less impairment. In addition, tell us how this adjustment relates to (if at all) the fair value adjustment included in non-GAAP net digital assets at fair value.

Galaxy advises the Staff that it has presented non-GAAP adjusted net income in order to supplementally provide the amount of net income that it believes it would have reported if its digital assets were held on the balance sheet at market value. To reconcile these amounts to the amounts that are recorded within Galaxy’s financial statements prepared in accordance with GAAP:

•	Galaxy starts with the digital assets held on the balance sheet, at lower of cost or market, and marks them to market prices.

•	Galaxy then takes digital assets held on the balance sheet in the beginning of the period, at lower of cost or market, and marks them to market prices.

•	The difference between such mark-to-market prices is the Net digital assets adjustment for the period at fair value (“Net digital assets adjustment”).

In comparison, for fiscal year 2020, if Galaxy used Impairment expense as a proxy for the difference to market value, Galaxy would have added back $553.7 million as an adjustment to Net income. Instead, the Net digital assets adjustment for 2020 was $87.8 million. Similarly, for fiscal year 2019, Impairment expense was $266.4 million, while the Net digital assets adjustment was $2.9 million. There are two primary reasons for these differences:

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1.	Active trading of digital assets. As Galaxy holds digital assets, it computes impairment for them daily. As Galaxy sells these assets, the impairment remains, while the cost of the impaired assets is lower because these assets have been marked down (i.e., impaired). As Galaxy actively buys and sells the same types of digital assets, the impairment continues to grow, while the lower cost of impaired assets is recognized every time a digital asset is sold. At the end of the period, the impairment accumulated during the period has been offset by the lower cost of digital assets that have been sold. In other words, most of the impairment has already been realized in lower cost of sales.

2.	Impaired (i.e. marked down) digital assets in the beginning of the period versus in the end of the period. Galaxy starts the period with assets that have been marked down in the prior period. The Impairment expense recognized in the prior period, results in lower cost of digital assets sold in the current period. This is counterbalanced by the impairment expense Galaxy records for the assets held at the end of current period.

To compensate for both of these distortions, Galaxy calculates the difference between such mark-to-market prices for the beginning of period and end of period digital assets on its balance sheet. Galaxy believes that this supplemental presentation reflects an accurate and useful measure of its financial results by marking all of its digital assets to market values.

The non-GAAP net digital assets at fair value (“Net digital assets”) measure was designed to allow Galaxy to evaluate its net exposure to digital assets, at market values. Management uses this balance sheet measure to manage its net exposure to digital assets.

In response to the Staff’s comment, we have updated the “Non-GAAP Financial Measures” section on page 209 to clarify the purpose and manner in which the adjustment for the period to mark net digital assets to market is determined.

BitGo
Results of Operations
Other Gains/Losses, page 217

22.	You disclose that the $2.0 billion charge for the change in fair value of embedded derivative during 2020 is primarily a result of the difference in the subsequent measurement of the recognized asset and liability for BitGo’s WBTC product. As it is apparent from disclosures on pages 213 and 214 that you record the bitcoin received under your Wrapped Bitcoins (WBTC) product as digital intangible assets - restricted at fair value on the date of receipt and record a corresponding obligation to exchange digital intangible assets along with the embedded derivative associated with the fair value of the bitcoin that must be returned, please demonstrate to us the reasonableness of the embedded derivative liability amount recorded. In your response, tell us the average duration of WBTCs outstanding at December 31, 2020 noting the significant run-up in the value of bitcoin at the end of 2020.

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U.S. Securities and Exchange Commission

Galaxy advises the Staff that, as noted by the Staff and disclosed in the Registration Statement, BitGo’s arrangements associated with Wrapped Bitcoin (WBTC) result in the recognition of both an asset (the underlying Bitcoin (BTC) received) and an obligation to return the quantity of BTC received. The obligation and associated embedded derivative recognized, represent a requirement to exchange WBTC for the previously received BTC. The repayment of the obligation is indexed to the value of the underlying BTC that can be required to be returned. This feature was determined to be an embedded derivative that was bifurcated and separately accounted for at fair value, with any changes in fair value recorded in current earnings.

Under the terms of BitGo’s arrangements, BitGo is required to exchange WBTC for BTC upon demand from its counterparties. While the average holding period of WBTC by BitGo’s counterparties is approximately 97 days (as measured for WBTC outstanding as of December 31, 2020), BitGo does not have the contractual ability to avoid facilitating this exchange, absent violations of anti-money laundering programs and policies, to prevent fraud or suspicious transactions, or other reasonable security reasons. Given that the timing of settlement of BitGo’s obligation to return BTC is determined at the discretion of BitGo’s counterparty, BitGo has a present obligation to satisfy any exchange requests made by its customers. As such, BitGo measures the change in fair value of the embedded derivative as the product of (i) the quantity of WBTC outstanding, and (ii) the then-current price of BTC, as measured following the guidance and principles in ASC 820, Fair Value Measurement. BitGo believes that this measurement accurately reflects the then-current fair value of its on-demand obligation to exchange WBTC for BTC. BitGo notes that the significant increase in the value of the Obligations to Exchange Digital Intangible Assets during the fiscal year ended December 31, 2020 is due to a combination of both (i) the increase in the number of issued and outstanding WBTC which grew from 589 as of December 31, 2019 to 113,048 as of December 31, 2020, as well as (ii) the increase in the observed values of BTC from $7,180 as of December 31, 2019 to $29,002 as of December 31, 2020.

Quantitative and Qualitative Disclosures about Market Risk, page 220

23.	In your digital asset price risk disclosure you discuss the impact of a 20% market price reduction. In your derivatives disclosure you discuss the impact of a 10% increase or decrease in the fair value of your derivative positions. As Instruction 2 to paragraph 305(a) or Regulation S-K requires the hypothetical market changes to reflect reasonably possible near-term changes, please tell us how these identified changes are both reasonably possible when your derivative holdings appear to be indexed to digital assets. Otherwise, revise your disclosure to present reasonably possible near-term changes for these items. In any regard, revise your disclosure to identify the changes you discuss as being reasonably possible near-term changes.

Galaxy has revised the disclosure on page 232 in response to the Staff’s comment.

Galaxy advises the Staff that the revised disclosure discusses the impact of a 20% increase or decrease in the fair value of derivative positions, consistent with the market risk discussion of digital assets price risk. In using a 20% impact, consideration was given to the requirement in Instruction 2 to Item 305(a) of Regulation S-K for the hypothetical market changes to reflect reasonably possible near-term changes.

Information About Galaxy Digital
Our Products and Services, page 231

24.	We note your disclosure that you engage in trading, investing, mining and will engage in wallet or custodial services related to digital assets. Please provide us with your analysis as to your potential status as an investment company under the Investment Company Act of 1940 or as an investment adviser under the Investment Advisers Act of 1940. Please also expand your risk factor and regulatory disclosures accordingly to address the basis for your status determination.

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U.S. Securities and Exchange Commission

Galaxy understands that holding digital assets on its balance sheet can have implications for its status as an entity required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and that any advisory activities involving digital assets can have implications under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), even if transactions in the same digital assets may otherwise be permissible as a matter of federal securities laws. With respect to the Investment Company Act, Galaxy intends to conduct its operations so as not to be an investment company and reviews its holdings of digital assets to ensure that they do not cause it to become an investment company. For purposes of the Investment Company Act analysis, Galaxy treats digital assets categorized as “No Restrictions,” as described in response to the Staff’s comment 2, as assets that are not securities for purposes of the federal securities laws, and treats as “investment securities” within the meaning of the Investment Company Act those digital assets categorized as “Non-US” as well as those only approved for transactions carried out on digital asset exchanges in which Galaxy acts on a proprietary basis as an investor. With respect to the Advisers Act, Galaxy only provides advisory services with respect to digital assets that it believes to be securities through its registered investment adviser subsidiary, Galaxy Digital Capital Management LP, which is permitted under the Advisers Act to advise on securities.

Galaxy has revised the disclosure on pages 60-63 and 269 in order to describe the regulatory risks associated with its status determination under the Investment Company Act and the Investment Advisers Act.

25.	Please tell us what you do with the digital assets of which you have custody by virtue of your mining, wallet or other services.

Galaxy advises the Staff that, in the general course of business, Galaxy holds a net long portfolio of digital assets. In addition, Galaxy mines and borrows digital assets. This combined inventory is (i) used to support trading by posting digital assets as risk margin with market centers for spot and derivatives trading, (ii) lent out to counterparties for a rate of return or for liquidity and (iii) held in digital wallets or in “cold storage” (wallets disconnected from the internet for safety).

In the general course of its business, BitGo also uses its own digital assets in the three ways described above. In addition, as a registered custodian, BitGo holds digital assets for its institutional customers and high net worth clients in custody. This includes hot wallets, “cold storage” and digital keys management. Galaxy expects to hold digital assets in custody in a similar manner as BitGo, following the BitGo Acquisition.

Trading, page 231

26.	We note that you recently acquired Blue Fire Capital, a proprietary trading firm specializing in providing two-sided liquidity for digital assets, that you are willing to make markets across numerous cryptocurrencies and digital assets and that your proprietary trading platform facilitates these services. Please provide us with your legal analysis of whether you are providing exchange services or operating a trading system for digital securities.

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U.S. Securities and Exchange Commission

Galaxy advises the Staff that, as described in Galaxy’s response to the Staff’s comment 2 and under “Information About Galaxy Digital – Government Regulation – United States” on pages 269-270, Galaxy employs a process to determine whether a particular digital asset could be a security under the U.S. federal securities laws. Galaxy applies the process for each digital asset it considers for transactions on Galaxy’s proprietary trading platform (the “Trading Platform”) in the United States. Galaxy intends to permit trading on the Trading Platform only of digital assets categorized as “No Restrictions,” as described in Galaxy’s response to the Staff’s comment 2.

As noted in comment 2, before transacting in a new digital asset on the Trading Platform where Galaxy trades on a principal basis with its approved counterparties, the trading desk would seek approval of the new digital asset using a New Product Approval form introduced by Galaxy’s legal department in January 2019 to standardize the approval process. Galaxy’s Risk Committee, composed of senior executives, including members of the legal department, is responsible for approving and categorizing transactions in the new digital asset. Since August 2021, in addition to the New Product Approval form, a third-party assessment of a digital asset’s federal securities law status, which may include a legal analysis prepared by external lawyers, is generally required as part of the approval process. Galaxy believes that by following these procedures it is able to avoid impermissibly engaging in, facilitating transactions of or providing exchange services in unregistered digital securities on its Trading Platform.

27.	We note your disclosure that Galaxy Digital Trading engages in a number of activities, on behalf of your customers and for your own account, around the buying, selling, lending and borrowing of cryptocurrencies and other digital assets. Please expand your disclosure to provide greater details surrounding your lending and borrowing of cryptocurrencies and digital assets. For example purposes only, please revise your next amendment to:

•	Clarify if you originate unsecured, secured and cryptocurrency-denominated loans and, if so, disclose any limits on the amount of these loans that you may originate;

•	Quantify your loans;

•	Quantify your borrowing of cryptocurrencies and other digital assets and disclose any limits on the amount you may borrow;

•	Explain how you determine how much cryptocurrency to issue (e.g., based on fair value on the date of issuance);

•	Explain whether the loaned cryptocurrency comes from the digital assets that you own or from customer collateral; and

•	Disclose whether there are any limits or parameters surrounding the digital assets that you buy, sell, lend, borrow or otherwise engage in activities with.

Galaxy has revised the disclosure on page 245 in response to the Staff’s comment.

28.	We note your disclosure that Galaxy Digital Trading provides clients and counterparties access to over 100 globally traded cryptocurrencies. Please revise your disclosure to identify all of the digital assets that you provide access to across your businesses and identify all of the digital asset services that you provide for each digital asset across your businesses. Please provide similar information for BitGo. Please consider using a table or a chart to show the various digital assets and digital services.

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U.S. Securities and Exchange Commission

Galaxy has revised the disclosure on pages 246-248 and 281 in response to the Staff’s comment.

29.	Please revise your disclosure to explain what you mean by your statement that “GDT is a diversified revenue stream that can have varied and/or little correlation with cryptocurrency and digital asset market prices.”

Galaxy has revised the disclosure on page 244 in response to the Staff’s comment.

30.	Please revise to provide greater disclosure regarding the “proprietary trading platform” that you have built and “continue to enhance,” including whether clients must register with your platform to engage with each of your five operating businesses.

Galaxy has revised the disclosure on page 244 in response to the Staff’s comment.

Investment Banking, page 234

31.	We note your disclosure that GDIB has “won numerous mandates.” Please revise to be more specific or remove this disclosure.

Galaxy has revised the disclosure on page 250 in response to the Staff’s comment.

Mining, page 235

32.	Please revise your disclosure to clarify if Galaxy Digital Mining is only engaged in mining Bitcoin or whether there are other digital assets or cryptocurrencies that are mined at present or intended to be mined in the future.

Galaxy has revised the disclosure on page 251 in response to the Staff’s comment.

Galaxy advises the Staff that, additionally, and solely outside of its GDM business, while Galaxy currently does not engage in mining other cryptocurrencies, Galaxy may in the future engage in staking mining, or other validation activities for other cryptocurrencies. Galaxy discusses staking for example in its risk factor entitled: “If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our revenue, could decline, which could adversely impact our business, operating results, and financial condition.”

Beneficial Ownership Of Capital Stock, page 309

33.	Please ensure that you identify the natural persons who are the beneficial owners of the shares held by the 5% or greater stockholder identified in your table.

Galaxy has revised the disclosure on pages 330-333 in response to the Staff’s comment.

Galaxy advises the Staff that it will identify the natural persons who are beneficial owners of the shares held by the 5% or greater stockholders, to the extent not already identified, in a subsequent amendment to the Registration Statement.

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U.S. Securities and Exchange Commission

Certain U.S. Federal Income Tax Considerations, page 319

34.	Please revise to include a tax opinion covering the material tax consequences of the domestication, reorganization merger and BitGo merger. With reference to your disclosure on pages 320, 325 and 328 concerning how the domestication, reorganization merger and BitGo merger are intended to qualify, please revise to express the opinion of counsel as to the expected tax treatment of each event. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise the Q&A and Summary sections accordingly.

Galaxy has revised the disclosure on pages 340-342 and 346-348 in response to the Staff’s comment and will file the requested exhibits in a subsequent amendment to the Registration Statement.

35.	We note the statements on pages 320 and 326 beginning, “THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY...” These statements appear to be inappropriate disclaimers as investors are entitled to rely on the opinions expressed. Please remove the statements or advise. Refer to Staff Legal Bulletin No. 19, Part III.D.1 for guidance.

Galaxy has revised the disclosure on pages 341 and 349 in response to the Staff’s comment.

Interests of BitGo’s Directors and Officers, page 335

36.	We note your disclosure that you have entered into an employment agreement with Michael Belshe, BitGo’s Chief Executive Officer, pursuant to which Mr. Belshe is expected to become a member of Galaxy Digital Inc.’s board of directors and serve as Deputy Chief Executive Officer of Galaxy Digital Inc. following the closing of the BitGo acquisition. Please file as exhibits to the registration statement:

•	Your employment agreement with Mr. Belshe; and

•	Mr. Belshe’s written consent to be named as about to become a director. Refer to Rule 438 of the Securities Act for guidance.

Galaxy has revised the disclosure on page II-5 in response to the Staff’s comment.

Galaxy advises the Staff that it will file Mr. Belshe’s employment agreement with GDS LLC and written consent to be named as a director as exhibits to the first formal filing of a subsequent amendment to the Registration Statement.

37.	Please expand your disclosure in the third bullet point to describe the material terms of the employment agreements members of BitGo’s key management team entered into with GDS LLC and file the agreements as exhibits to your registration statement, or advise.

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U.S. Securities and Exchange Commission

Galaxy advises the Staff that Michael Belshe is currently the only employee of BitGo that is (i) a member of the BitGo Board or (ii) an officer of BitGo. Mr. Belshe is also the only employee of BitGo whose continued employment is a specific standalone condition under the Merger Agreement to the closing of the BitGo Acquisition. A summary of Mr. Belshe’s employment and compensation arrangements, including the material terms thereof, is included in the Registration Statement, and his employment agreement will be included as an exhibit in accordance with this response to the Staff’s comment. While certain other employees of BitGo have received offer letters from Galaxy in connection with the BitGo Acquisition, Galaxy and BitGo do not view these employees as critical in the same way Mr. Belshe is and will continue to be a key member of management. The closing condition under the Merger Agreement relating to the individuals other than Mr. Belshe is intended to ensure general continuity among certain roles but no individual member of this group of certain other employees of BitGo has his or her employment as a standalone condition to the closing of the BitGo Acquisition. In addition, Galaxy and BitGo acknowledge the appropriateness of the disclosure of the terms of Mr. Belshe’s employment and compensation arrangements given that they are generally commensurate with those of other highly compensated executives of Galaxy and it is anticipated that Mr. Belshe will serve in a senior role with Galaxy following the BitGo Acquisition. However, the other BitGo employees who have received employment offer letters from GDS LLC are at compensation levels well below that of Mr. Belshe and the other Galaxy executives whose employment and compensation arrangements are subject to disclosure in the Registration Statement, and also below the levels of many other Galaxy employees whose employment and compensation arrangements are not subject to disclosure in the Registration Statement. In light of the foregoing, Galaxy and BitGo do not deem the employment or compensation arrangements of such individuals to be material under the circumstances.

Galaxy has revised the disclosure on page 360 in response to the Staff’s comment to clarify the intent of the parties in this regard.

Index to Financial Statements, page F-1

38.	You provide two years of audited financial statements for BitGo Holdings, Inc. Please provide us your analysis supporting why three years of audited financial statements are not provided. In this regard, we note that Instruction 3 to Item 17(b)(7) of Form S-4 requires a third year of financial statements in certain circumstances and that your draft registration statement is filed on both Forms S-4 and S-1.

Galaxy advises the Staff that it believes the two fiscal years of audited annual financial statements of BitGo included in the Registration Statement provide BitGo’s security holders with adequate information to make an informed decision about the merits of the proposed merger with Galaxy, and that for the reasons set forth below, a third fiscal year of annual financial statements of BitGo is not required to be included in the Registration Statement.

GDHL’s shareholders are not required to approve the BitGo Acquisition, however the Second Merger will be consented to by BitGo’s security holders following the effectiveness of the Registration Statement. Item 17(b)(7) of Form S-4 indicates that Galaxy must furnish for BitGo the “financial statements that would be required by Rules 14a-3(b)(1) and (b)(2), if an annual report was required.” Under such rules, a company that would qualify as a “smaller reporting company” may provide the information required in Article 8 of Regulation S-X (“Article 8”) in lieu of the information required by Rule 14a-3(b)(1). Under Article 8, a “smaller reporting company” need only file audited financial statements for the last two fiscal years, not the last three years. BitGo has no public float, and had approximately $36.8 million in total revenues for the fiscal year ended December 31, 2020, which is the most recently completed fiscal year for which audited financial statements of BitGo are available. As such, BitGo would qualify as a “smaller reporting company” based on the definition in Rule 405 under the Securities Act, and would only be required to provide audited financial statements for the last two fiscal years.

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However, Item 17(b)(7) also requires that when “the company being acquired is significant to the registrant in excess of the 20% level as determined under Rule 3-05(b)(2) of Regulation S-X, provide financial statements of the company being acquired for the latest fiscal year in conformity with GAAP. In addition, if the company being acquired has provided its security holders with financial statements prepared in conformity with GAAP for either or both of the two fiscal years before the latest fiscal year, provide the financial statements for those years (emphasis added).” In essence, Item 17(b)(7) requests that a registrant determine the significance of the company being acquired on the basis of the test set forth in Rule 3-05(b)(2) of Regulation S-X (“Rule 3-05”), and if such level of significance is in excess of 20%, then between one and three years of annual financial statements may be required.

Galaxy acknowledges in this regard that Rule 3-05 was amended, effective January 1, 2021, to require the filing of a target company’s financial statements for only the two most recent fiscal years, together with any required interim financial statements, in situations where the company being acquired is significant to the registrant in excess of the 40% level (Release No. 33-10786, the “Rule 3-05 Amendments Adopting Release”). However, despite eliminating any express requirement to provide a third fiscal year of a target company’s financial statements from Rule 3-05 (regardless of the target company’s level of significance), it appears that a corresponding change was not made to Item 17(b)(7) to eliminate any express requirement to provide a third fiscal year of financial statements of the company being acquired.

Further, Instruction 3 of Item 17(b)(7) (“Instruction 3”) requires that “if this Form is used to register resales to the public by any person who is deemed an underwriter within the meaning of Rule 145(c) with respect to the securities being reoffered, the financial statements must be audited for each of the fiscal years required to be presented under Rule 3-05.” The Rule 3-05 Amendments Adopting Release, in combination with Instruction 3, would result in only two years of audited financial statements being required in a situation where Instruction 3 applies, due to this express reference to the fiscal years required under Rule 3-05. This leads to a result which perhaps was not intended, but in situations where Instruction 3 does not apply – such as Galaxy’s Registration Statement, where Form S-4 is not being used to register resales to the public by a person who is deemed an underwriter within the meaning of Rule 145(c) – then Item 17(b)(7) would, by its terms, now potentially impose a more onerous requirement than situations where Instruction 3 does apply.

Nevertheless, Galaxy recognizes that a Rule 3-05 analysis is instructive in determining what information is material to a reasonable investor. In this regard, Galaxy notes that the Commission, when revising Rule 3-05 to require up to two years of a target company’s financial statements, stated in the Rule 3-05 Amendments Adopting Release: “Unlike the historical financial statements of the registrant upon which investors rely to make investment decisions about the registrant, Rule 3-05 Financial Statements are used, along with pro forma financial information, to discern how the acquired business may affect the registrant. Due to their age, the third year of Rule 3-05 Financial Statements is less likely to be indicative of the current financial condition, changes in financial condition, and results of operations of the acquired business.” Galaxy agrees with the Commission’s views and submits that a third fiscal year of annual financial statements of BitGo would not be indicative of BitGo’s current financial condition, changes in financial condition, and results of operations.

Based on the foregoing facts that:

•	only two fiscal years of annual financial statements of BitGo would be required under Article 8,

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•	only two fiscal years of annual financial statements of BitGo would be required under Rule 3-05, and

•	the Commission has acknowledged that due to their age, the third year of annual financial statements is less likely to be indicative of the current financial condition, changes in financial condition, and results of operations of an acquired business such as BitGo, the Company respectfully advises the Staff that it believes the two fiscal years of audited annual financial statements of BitGo included in the Registration Statement provide BitGo’s security holders with adequate information to make an informed decision about the merits of the proposed BitGo Acquisition.

Galaxy Holdings LP
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-12

39.	You indicate that you record revenue recognized on the sales of digital assets that are accounted for as indefinite-lived intangible assets gross as a principal while the sale of digital assets that qualify as financial instruments are recorded net. Please provide us your analysis that supports your differing accounting for these two types of digital asset sales and that references the authoritative literature you rely upon to support your accounting.

Galaxy advises the Staff that it sells digital assets through various legal entities. Sales of all digital assets in legal entities that are investment companies are accounted for in accordance with ASC 946, Financial Services—Investment Companies (“ASC 946”). The majority of the digital assets held by Galaxy are accounted for as indefinite-lived intangible assets in accordance with ASC 350, Intangibles–Goodwill and Other (“ASC 350”), while certain of the digital assets held by Galaxy are accounted for as financial instruments in accordance with ASC 310, Receivables (“ASC 310”) and to which Galaxy has elected to apply the fair value option under ASC 825, Financial Instruments (“ASC 825”).

First, Galaxy determines if the legal entity that sold the digital asset is an investment company that applies ASC 946. When determining if the legal entity is an investment company, Galaxy assesses the guidance in ASC 946-10-15-4 through ASC 946-10-15-9. Galaxy has determined that certain legal entities are investment companies and applies ASC 946 to those legal entities.

Galaxy applies the guidance in ASC 810-10-25-15 to the legal entities that are investment companies and retains the industry-specific guidance applied by the investment company. Accordingly, digital asset activity is presented net in Galaxy’s consolidated financial statements. Galaxy records the digital asset at fair value with realized and unrealized gains and losses presented in Net gain/(loss) on digital assets. Galaxy’s realized gain or loss on a digital asset is calculated as the proceeds received from the sale of the digital asset less its assigned original cost. Revenue is not recognized within Digital assets sales revenue for digital asset sales made by investment companies.

If the entity that made the digital asset sale was not an investment entity, Galaxy determines if the digital asset was accounted for as an indefinite-lived intangible asset or a financial instrument. If the digital asset was accounted for as an indefinite-lived intangible asset, Galaxy applies ASC 606, Revenue from Contracts with Customers (“ASC 606”). If the digital asset was accounted for as a financial instrument, Galaxy applies ASC 860, Transfers and Servicing (“ASC 860”).

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The following illustration summarizes Galaxy’s accounting for these two types of digital asset sales:

Accounting for sales of digital assets:
Entity selling the digital asset:	Indefinite-lived intangible asset	Financial instrument
Investment company	ASC 946	ASC 946
Not an investment company	ASC 606	ASC 860

When determining if the digital asset held by Galaxy is accounted for as an intangible asset or as a financial asset, Galaxy considers if the digital asset provides a contractual right to cash. The digital assets that provide a right to cash (“stablecoins”) are accounted for in accordance with ASC 310. The digital assets that do not provide a contractual right to cash are accounted for in accordance with ASC 606.

Digital asset sales of digital assets that are classified as financial instruments are recognized as income on a net basis, as such income is earned, in accordance with ASC 860. Galaxy presents digital asset sales of financial instruments within Net gain/(loss) on digital assets. Revenue is not recognized within Digital assets sales revenue for digital asset sales of financial instruments as sales of financial instruments are outside of the scope of ASC 606, as specified in ASC 606-10-15-2(c).

Digital asset sales of digital assets that are classified as indefinite-lived intangible assets are recognized on a gross basis in accordance with ASC 606. Galaxy notes the guidance provided by question 9 of the AICPA Digital Assets Working Group Practice Aid, Accounting for and auditing digital assets (AICPA Practice Aid), which discusses the derecognition of digital asset holdings that are classified as indefinite-lived intangible assets. The response to question 9 indicates that the seller should assess whether the transaction is with a customer. If the counterparty is a customer (that is, selling digital asset X is an activity that constitutes part of the entity’s ongoing major or central operations), then the entity should account for the sale in accordance with ASC 606 and present the sale as revenue when control of the digital assets sold has transferred. Galaxy determined that digital asset sales are an activity that constitutes part of Galaxy’s ongoing major or central operations, and that the counterparties to the digital asset sales are Galaxy’s customers. Galaxy determined that it acts as a principal on digital asset sales based on the guidance in ASC 606-10-55-37 as Galaxy has control of the digital asset before the digital asset is transferred to the customer. Galaxy also considered the indicators in ASC 606-10-55-39 and noted that Galaxy is primarily responsible for fulfilling the promise to deliver the digital asset, Galaxy has inventory risk before the digital asset is transferred to a customer, and Galaxy is able to set the price for the digital asset. Therefore, revenue is recognized within Digital assets sales revenue on a gross basis with the cost of the digital asset sale recognized in Digital asset sales cost in accordance with ASC 606.

Advisory and Management Fees, page F-13

40.	You disclose that you record performance fees when the performance target is met and a significant reversal of such fees is not probable. Please tell us why it is appropriate to wait until the performance target is actually met to record revenue when ASC 606-10-32-3 and 32-5 require an estimate of variable consideration to be included in the transaction price. In your response describe the types of performance fees you can earn, when they are triggered and explain why you effectively fully constrain these fees until the target is met. Reference for us the authoritative literature you rely upon to support your accounting.

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U.S. Securities and Exchange Commission

Galaxy advises the Staff that, for the periods presented, Galaxy only has one Investment Management Agreement with an unconsolidated fund that provides for a performance fee. Distributions are made on a Portfolio Investment-by-Portfolio Investment, and Participating Limited Partner (“LP”)-by-Participating LP, basis. The type of performance fee that Galaxy, via its General Partner (“GP”) interest, is entitled to receive is Carried Interest. The performance fee is only distributed once each LP has received cumulative distributions equal to its capital contribution. Once this has occurred, 80% of the remaining proceeds are distributed to Limited Partners and 20% to the General Partner as the “Carried Interest”. To date, Galaxy has not paid any distributions to Limited Partners nor GPs, thus, Galaxy believes it is appropriate to fully constrain the fees. An accounting analysis follows below:

Galaxy records these performance fees when the performance target is met and a significant reversal of such fees is not probable. Galaxy notes that ASC 606-10-32-3 and ASC 606-10-32-5 requires an estimate of variable consideration to be included in the transaction price. Galaxy also notes Example 25—Management fees subject to the constraint, which is codified in ASC 606-10-55-221 through ASC 606-10-55-225. The types of performance fees that Galaxy can earn is dependent on the market and is highly susceptible to factors outside of Galaxy’s influence. The performance fees are based on the rate of return of digital assets, which are volatile and have had significant price fluctuations in prior years. In addition, the performance fees have a large number and a broad range of possible consideration amounts. Galaxy updates its estimate of the transaction price at each reporting period. However, an estimate of the performance fee has not been included in the transaction price in the periods presented as the variability of the performance fee based on the rate of return of digital assets prevents Galaxy from concluding that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur if Galaxy included its estimate of the performance fee in the transaction price. Therefore, Galaxy believes it is appropriate to effectively fully constrain these performance fees until the returns have been crystalized.

Digital Assets, page F-13

41.	You disclose on page F-14 that stablecoins represent the contractual right to cash and that you account for them under the fair value option. Please tell us how stablecoins represent a contractual right to cash and therefore qualify as financial assets and reference the authoritative literature you rely upon to support your characterization. In your response tell us who is obligated to pay cash to the holder of stablecoin and explain how it differs from other forms of digital assets.

Galaxy advises the Staff that the digital assets which Galaxy refers to as “stablecoins” are digital assets that provide a contractual right to receive an amount of cash equivalent to the quantity of stablecoins held. For example, one (1) unit of a particular U.S. Dollar-denominated stablecoin would provide the right to exchange such digital asset for an equivalent amount of $1.00. Galaxy’s digital assets that it holds and refers to as “stablecoins” include USD Coin (abbreviated as “USDC”, issued by Circle Internet Financial, Inc.) and Tether (abbreviated as “USDT”, issued by Tether Limited and / or Tether International Limited).

In considering the appropriate accounting classification for the “stablecoins” Galaxy holds, Galaxy evaluated whether the asset would meet the definition of a financial asset. The ASC Master Glossary defines a “financial asset” as:

“Cash, evidence of an ownership interest in an entity, or a contract that conveys to one entity a right to do either of the following:

a.	Receive cash or another financial instrument from a second entity

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b.	Exchange other financial instruments on potentially favorable terms with the second entity.”

As noted above, each of the digital assets Galaxy refers to as “stablecoins” represent a contractual obligation for the issuer to exchange the digital asset held for an equivalent amount of U.S. Dollars (i.e., cash) upon demand. As such, Galaxy’s holdings of stablecoins meet the definition of a financial asset.

Galaxy recognizes that other digital assets that may be colloquially referred to as stablecoins may encompass digital assets that do not represent a contractual claim by the holder to receive cash; rather, they represent a right to a quantity or defined value of other digital assets. Furthermore, Galaxy’s digital assets which Galaxy refers to as “stablecoins” differ from other forms of digital assets that Galaxy holds. Specifically, other digital assets that Galaxy classifies as intangible assets do not represent rights to receive cash, may serve different purposes, and / or may not be issued by a specific entity. Notwithstanding, the digital assets which Galaxy refers to as “stablecoins” are digital assets which represent contractual rights to cash.

Note 4: Digital Assets, page F-26

42.	Please revise to provide a rollforward of each of your major categories of digital assets for the periods presented. As applicable, your disclosure should include but not be limited to purchases, sales, gains/losses, collateral held, impairments and changes in fair value. In addition, describe the various types of digital assets that you hold (e.g. BTC, ETH, USDC etc.) and or transact in. If there are material concentrations, disclose that fact.

Galaxy has revised the disclosure on pages F-27-F-28 in response to the Staff’s comment.

Note 5 - Digital Assets on Loan and Borrowed
Digital Assets on Loan, page F-27

43.	Please revise to disclose the specific types of digital asset collateral that you accept from counterparties to secure borrowed assets and U.S. dollar loans.

Galaxy has revised the disclosure on page F-29 in response to the Staff’s comment.

44.	You state that in situations where you are a lender of digital assets, you may require the counterparty to post collateral to secure the borrowed assets. Where you have the ability to control the collateral received it is recognized as part of Digital assets. You also recognize a corresponding obligation to return the collateral received as part of Collateral payable. Collateral that cannot be rehypothecated is not recognized. Please provide us your accounting analysis, along with citations to the authoritative guidance you used, to support your accounting treatment. Your analysis should address, but not be limited to:

•	How you determine whether you control the digital asset collateral received (from both a legal and GAAP perspective). Tell us if borrowers deposit the collateral into designated custody wallets that are under your control. In addition, clarify whether you believe the ability to rehypothecate such collateral gives you control or if you believe control is transferred to you upon rehypothecation of the borrower collateral;

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•	How the collateral asset and payable are measured (e.g. cost less impairment, fair value etc.) and if they re-measured and the relevant GAAP supporting such measurements; and

•	Whether your accounting for borrower collateral is the same in situations where you lend U.S. dollars to digital asset owners who collateralize the loan with their digital assets, as described on page F-17 under Loans receivable, fiat. If not, explain why.

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Galaxy advises the Staff that, as disclosed in footnote “5. Digital Assets on Loan and Borrowed” (see pages F-28-F-30), borrowers may be required to post collateral with Galaxy in the form of cash or digital assets for certain lending transactions. Typically, the amount of collateral required is determined as a percentage of the value of the assets (cash or digital assets) borrowed. As the value of the collateral received may change relative to the underlying assets borrowed, Galaxy may request borrowers to post additional collateral when the value of the original collateral received has declined below specified levels agreed to with its borrowers. Under the terms governing a majority of its lending arrangements, Galaxy is permitted to use the collateral for its own discretionary purposes; including, using such assets for further lending transactions or transferring the collateral to other non-Galaxy Digital bank accounts and / or digital asset wallet addresses. These accounts or digital wallet addresses where Galaxy receives collateral are controlled by Galaxy and are not custodial in nature. In practice and where permissible, Galaxy may use the collateral received from borrowers for further lending transactions, trading activities, or other activities not prohibited by its lending arrangements. In addition, Galaxy notes that some of its lending arrangements do not permit use of the collateral received for any proprietary purposes, and in other cases, Galaxy may only be granted a security interest or lien on the collateral while it is held by the borrower and/or a third party custodian. Notwithstanding, lending transactions where Galaxy does not obtain control of the collateral currently comprise an immaterial portion of its digital asset lending activities.

In evaluating whether Galaxy obtains control of the collateral received from borrowers under US GAAP, Galaxy considered the accounting classification of the collateral received. The collateral Galaxy receives is in the form of digital assets classified as indefinite-lived intangible assets, and digital assets or cash classified as financial assets.

With respect to digital asset collateral received classified as intangible assets, US GAAP does not provide specific recognition criteria for acquired intangible assets. Neither ASC 805-50, Business Combinations – Related Issues (“ASC 805-50”, which contains guidance for non-business acquisitions of assets) nor ASC 350-30, General Intangibles Other Than Goodwill (“ASC 350-30”), specifically address criteria for initial recognition. While ASC 350-30-25-1 states that an “intangible asset that is acquired either individually or with a group of other assets shall be recognized”, the guidance in ASC 350 does not establish specific criteria for determining whether an entity “acquires” an intangible asset. Notwithstanding, US GAAP generally requires that assets are recognized by an entity when that entity obtains control of the asset. Specifically, Statement of Financial Accounting Concepts No. 6 (“CON 6”), defines an asset as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Additionally, Galaxy referred to the AICPA Practice Aid to leverage this nonauthoritative guidance on the recognition of digital assets, as well as other factors consistent with the principles in CON 6. Galaxy also considered the guidance in ASC 860, Transfers and Servicing (“ASC 860”), which provides a framework for the transfers of non-cash financial assets that are transferred (i.e., sold) to another party. While ASC 860 focuses on derecognition, the FASB has noted that the standard was intended to produce symmetrical results for parties to a transfer and that this was a fundamental principle carried forward from FAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (refer to paragraph 146 of FAS 140 for details.) As such, Galaxy has evaluated the control concepts in ASC 860 for collateral classified as financial assets. In addition, Galaxy believes that the control concepts in ASC 860 are useful, by analogy, in evaluating whether Galaxy controls cash collateral and collateral classified as an intangible asset.

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In evaluating what constitutes “control,” CON 6 notes that control may be indicated by legal rights to obtain future economic benefits and deny or regulate access to such benefits by others (refer to CON 6, paragraphs, 25, 26 and 183). Further, ASC 606-10-25-25 outlines concepts of “control” as “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.” In considering the future economic benefits associated with the collateral received, such benefits include: (i) the benefits and detriments associated with increases or decreases in the fair value of the digital assets, and (ii) the benefits associated with the right to use the underlying assets (e.g., the right to use the cash or digital assets to settle liabilities, lend, pledge, hypothecate, etc.). Under the terms of Galaxy’s lending arrangements, it has the right to use the collateral for its own proprietary purposes, and such uses inherently expose Galaxy to the fluctuations in the fair value of the underlying digital assets. In addition, for cash collateral received, Galaxy is similarly able to use the cash for its own purposes such that it has obtained the purchasing power associated with the cash (refer to CON 6, paragraph 29 which notes that “Money’s “command over resources”—its purchasing power—is the basis of its value and future economic benefits.”).

Galaxy additionally notes that when evaluating the definition of control in ASC 606-10-25-25, it could be helpful to consider the indicators in ASC 606-10-25-30 that were included to help determine the point in time when a customer obtains control of a particular good or service. While not all the factors in ASC 606-10-25-30 are applicable, Galaxy observes that many of the factors would indicate that it obtains control of the collateral when it is received. Specifically, upon receipt, Galaxy has possession of the assets and obtain the significant risks and rewards of ownership.

Finally, in considering the derecognition criteria in ASC 860-10-40-5, Galaxy observes that: (i) it does not believe that the collateral received would be part of the borrower’s bankruptcy estate so long as Galaxy’s loan remains outstanding, and that the borrower effectively becomes a creditor by virtue of posting the collateral with Galaxy; (ii) the borrower gives up and Galaxy obtains the right to pledge and exchange the collateral received; and (iii) the borrower does not maintain effective control over the collateral. Note, while Galaxy or the borrower may have the ability to terminate the lending transaction which would result in the return of borrowed assets and the collateral, such ability does not provide a more than trivial benefit to either party.

In consideration of the guidance referenced above, Galaxy determined that it controls the collateral received. Galaxy’s ability to control the collateral received is obtained through the contractual rights in Galaxy’s lending arrangements, and its ability to control exists regardless of whether or when Galaxy exercises its rights to rehypothecate the assets. Regardless of the form of the principal amount of the loan (e.g., cash, digital assets classified as financial assets, or digital assets classified as intangible assets), collateral that Galaxy has the ability to control is accounted for consistently, as detailed above. Accordingly, Galaxy has recognized the collateral received on its Consolidated Statements of Financial Position.

Galaxy therefore recognize the collateral received and classify such assets as (i) cash, (ii) indefinite-lived intangible assets, or (iii) financial assets for which it has applied the fair value option. The specific accounting for such digital asset collateral is detailed in Note 4, Digital Assets. Similar to Galaxy’s other borrowing arrangements, Galaxy also recognizes a corresponding obligation to return the collateral received as “Collateral payable”, in our Consolidated Statements of Financial Position. Consistent with Galaxy’s digital asset borrowings, the liability associated with Galaxy’s obligation to return the collateral in the form of digital assets is indexed to the underlying digital asset. As such, Galaxy recognizes an embedded derivative associated with such liability following the same analysis performed for its digital asset borrowings.

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Digital Assets Borrowed, page F-28

45.	In situations where you borrowed digital assets, you state that the borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying digital asset.

Please revise to disclose:

•	The specific digital assets you borrowed;

•	The nature of the host contract (i.e. debt or equity) and additional detail to support your conclusion; and

•	How you determine the fair value of the underlying digital assets for purposes of marking the embedded derivative to market, including the specific exchange or principal market you use.

Galaxy has revised the disclosure on pages F-29-F-30 in response to the Staff’s comment.

BitGo Holdings, Inc. and Subsidiaries
Consolidated Statement of Operations, page F-58

46.	We note that you classify gains on disposal of digital intangible assets, change in fair value of embedded derivatives and the impairment of digital intangible assets as other gains/losses outside of loss from operations. As these items appear to be directly related to your liquidity and prime trading, prime lending and or settlement services please tell us why these items are excluded from your operating income/loss. Reference for us the authoritative literature you rely upon to support your classification.

Galaxy advises the Staff that BitGo classifies these items below operating loss as these items are temporary in nature and have no economic impact on BitGo’s operating performance, cash flows or liquidity position. Management relied on the accounting guidance of ASC 606, Revenue from Contracts with Customers (ASC 606) and Statement of Financial Accounting Concepts No. 6 (CON 6) for the definition of “revenues” and “gains”. Under ASC 606 and CON 6, revenue is defined as inflows or enhancements of assets or settlement of liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

As noted in Footnote 2. Summary of Significant Accounting Policies, BitGo is engaged in borrowing and lending of digital intangible assets. BitGo operates a “flat” loan book, meaning that BitGo borrows digital intangible assets and subsequently lends such digital intangible assets to an eligible borrower, allowing BitGo to generate operating income from the difference in loan fees paid on the borrowing of digital intangible assets (presented as Borrowing fees related to digital intangible asset loans on BitGo’s Consolidated Statement of Operations) and the loan fees received on the lending of digital intangible assets (presented as Fees from digital intangible asset loans on BitGo’s Consolidated Statement of Operations). As such, at any given point in time, the total units of digital intangible assets borrowed are generally equal to the total units of digital intangible assets lent. As our borrowing and lending of digital intangible assets can be repaid on demand by both borrower and lender, BitGo is generally able to maintain equilibrium between digital intangible assets borrowed and digital intangible assets lent. Further, when BitGo borrows and lends digital intangible assets, there is no cash consideration exchanged between BitGo and the counterparty to the transactions, and therefore there is no impact to BitGo’s liquidity when BitGo borrows or subsequently lends digital intangible assets.

As noted on page F-64, when BitGo borrows digital intangible assets, it records those digital intangible assets on BitGo’s Consolidated Balance Sheet, and recognizes both a liability (presented as Obligation to return digital intangible assets on BitGo’s Consolidated Balance Sheet), which BitGo records at amortized costs, and an embedded derivative associated with the obligation to return those digital intangible assets (presented as an Embedded derivative related to digital intangible assets on BitGo’s Consolidated Balance Sheet), which BitGo records at fair value on a recurring basis. BitGo has determined that when it lends the digital intangible assets it borrows, BitGo is unable to derecognize the digital intangible assets from its balance sheet. Accordingly, BitGo continues to present the digital intangible assets borrowed as Digital intangible asset loans on its Consolidated Balance Sheet, which BitGo recognizes at cost less any applicable impairment charges. The current accounting model for the ongoing measurement of digital intangible assets and the obligation to return digital intangible assets, plus the embedded derivative creates a mismatch of asset and liability reported by BitGo, and a timing difference in when impairment charges and changes in fair value of the embedded derivative would be recognized. However, in reality change in the fair value of digital intangible asset borrowed will always offset the change in the fair value of the embedded derivative and obligation to return digital intangible asset, and, economically, BitGo remains in a neutral position.

In addition, due to the current accounting model for digital intangible assets, in times of rising fair values associated with the digital intangible assets, this accounting can result in substantial differences between the carrying amount of the digital intangible asset borrowed (i.e. cost less applicable impairment charges) and the liability associated with the borrowing which has an embedded derivative measured at fair value on a recurring basis. Furthermore, when the respective digital intangible asset borrowed is returned, BitGo will derecognize the digital intangible asset and liability (and associated embedded derivative); presented as Digital intangible asset loans, and Obligations to return digital intangible assets and Embedded derivative related to digital intangible assets, respectively. The difference between the liability (and associated embedded derivative) and the digital asset derecognized, is presented in the income statement as a gain or loss. In times of rising fair values for the applicable digital intangible asset, BitGo will recognize a gain on disposal that, in effect, is a full reversal of the previously recognized losses for the increase in fair value associated with the embedded derivative liability and, if applicable, impairment. This effect may not be fully realized within a given reporting period in the event that any of BitGo’s digital intangible asset borrowings remain outstanding at a period end. This has resulted in losses recognized in the Consolidated Statement of Operation for the year ended December 31, 2020.

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As noted above, BitGo manages its borrowing and lending arrangements to generally be equal to one another. That is the quantity and fair value of digital intangible assets borrowed generally is equal to those lent. As such, economically, BitGo is not exposed to the changes in the fair value of the underlying digital intangible assets borrowed or lent. Accordingly, BitGo believes that including the impacts of changes in the fair value of the embedded derivative, digital intangible assets impairment charges, and realized gains for the sales of digital intangible assets in operating income would be misleading.

As noted on pages F-64 and F-65, BitGo’s arrangements for Wrapped Bitcoin (WBTC) are accounted for similarly to BitGo’s digital intangible asset borrowings. That is, upon minting a WBTC, BitGo records the Bitcoin (BTC) received from the counterparty and assumes a liability to return the underlying BTC which contains an embedded derivative recorded at fair value on a recurring basis. BitGo maintains custody of the BTC during the term of the WBTC arrangement and does not enter into subsequent transactions with the custodied BTC. Similar to digital intangible asset borrowing transactions, the current accounting model creates a mismatch of assets and liabilities and a timing difference of when the impairment charges and changes in fair value of the embedded derivatives are recognized. However, economically, BitGo remains in a neutral position and is not subject to the fluctuations in the fair value of the BTC.

When a WBTC holder returns its WBTC in exchange for BTC, BitGo derecognizes the asset and liability (and associated embedded derivative); presented as Digital intangible assets – restricted, Obligations to exchange digital intangible assets and Embedded derivative related to digital intangible assets, respectively. Similar to BitGo’s digital intangible asset borrowings, in times of rising fair values for the BTC, BitGo will recognize a gain on disposal that, in effect, is a full reversal of the previously recognized losses for the increase in fair value associated with the embedded derivative liability and, if applicable, impairment of the BTC. This effect may not be fully realized within a given reporting period in the event that WBTC remain outstanding at a period end. This has resulted in large losses recognized in the Consolidated Statement of Operation for the year ended December 31, 2020.

As the number of WBTC outstanding is always equal to the number of BTC in custody, BitGo is not economically exposed to changes in the fair value of the underlying BTC. Similar to BitGo’s digital intangible asset borrowing and lending arrangements above, BitGo believes that including the impacts of changes in the fair value of the embedded derivative, digital intangible assets impairment charges, and gains on the disposal of digital intangible assets in operating income would be misleading.

Notes to Consolidated Financial Statements
Note 1 - Description of Business, page F-61

47.	You state that customer digital assets are not your assets and therefore, are not recognized on your consolidated financial statements. As a digital asset custodian, you are responsible for the safeguarding of customer digital assets. Please provide us your accounting analysis, along with citations to the authoritative guidance you used, to support your accounting treatment. Your response should include, but not be limited to, discussion of the following:

•	Quantification of the value of digital assets held in custody and not recognized for each period presented;

•	Identification of who has legal ownership of the digital assets;

•	Discuss if the customer is constrained from selling or pledging the digital assets which are held in custody;

•	Discuss if the customer is constrained in any way, or at any time, from transferring its digital assets from your wallets to their own wallet;

•	Discuss whether the terms and conditions your contract with the customer, or state regulation, prevent you from directing the use of and obtaining substantially all of the remaining benefits from the digital assets held in custody for customers; and

•	Discuss if the terms and conditions make it clear that you are not executing customer transactions.

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Galaxy advises the Staff that the fair value of assets held in custody that were not recognized on BitGo’s Consolidated Statements of Financial Position as of December 31, 2020 and December 31, 2019, were $12.2 billion and $1.6 billion, respectively. The fair value was measured at each respective reporting period.

In considering whether BitGo obtains control of the custodied assets and whether BitGo should therefore recognize them on its Consolidated Statements of Financial Position, Galaxy advises the Staff that BitGo has evaluated the concepts of control similar to Galaxy’s evaluation of control discussed above in response to the Staff’s comment 44 above. Specifically, BitGo considered the concepts of control noted in Statement of Financial Accounting Concepts No. 6 (CON 6), ASC 860, Transfers and Servicing (ASC 860), ASC 606, Revenue from Contracts with Customers (ASC 606), and the factors highlighted Q&A #10 in the AICPA’s Practice Aid.

In considering the future economic benefits associated with the digital assets custodied on behalf of BitGo’s customers, such benefits include: (i) the benefits and detriments associated with increases or decreases in the fair value of the digital assets, and (ii) the benefits associated with the right to use the underlying assets (e.g., the right to use the cash or digital assets to settle liabilities, lend, pledge, hypothecate, etc.). Under the terms of its custody arrangements, BitGo does not have the right to use the custodied assets for any of its own proprietary purposes.

Specifically, under the terms of its custody service agreements, BitGo represents, warrants, and covenants to client that it will safekeep the clients digital assets and segregate these assets from both the property of BitGo and assets of other customers. The custody services agreement explicitly states that BitGo is acting in the capacity of a custodian of digital assets stored on account, and that as a custodian it has no right, interest or title in such custodial coins. The customer represents, warrants and covenants to BitGo that it has all rights, title and interest in and to the digital assets in the custodial account. BitGo does not constrain the customer from selling or pledging the digital assets which are held in custody with the exception of BitGo reserves the right to refuse to process or to cancel any pending custody transaction as required by applicable law; to enforce transaction, threshold, and condition limits; or if BitGo reasonably believes that the custody transaction may violate or facilitate the violation of any applicable law, regulation or rule of a governmental authority or self-regulatory organization. In addition, BitGo reserves the right, at its discretion, to suspend a customers access to the account, or use of the account by any authorized persons, and extend indefinitely, vault withdrawal timeframes if, in BitGo’s good faith belief, such restriction is reasonably necessary to comply with the BitGo’s anti-money laundering programs and policies, any requirements under applicable law, to prevent fraud, prevent suspicious transactions or for any security reasons.

Based on the terms of BitGo’s custody services agreements, Galaxy advises the Staff that BitGo believes that it does not obtain control of the custodied assets, following the concepts of control in CON 6 and ASC 606-10-25-25. Specifically, BitGo neither (i) obtains the benefits associated with increases or decreases in the fair value of the digital assets, nor (ii) obtains rights to use the custodied assets. While BitGo has rights to prevent withdrawals of custodied assets, such rights are limited in scope and specific to compliance with applicable laws and regulations. Furthermore, BitGo’s services are custodial in nature, and thus the terms and conditions of its custodial offering do not grant it any authority or involvement in the execution of customer transactions.

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Finally, in considering the derecognition criteria in ASC 860-10-40-5, Galaxy advises the Staff that: (i) BitGo manages custodial assets under a variety of regulated entities; however, the predominant majority of its custodied digital assets are under custody with a legal South Dakota qualified custodian and chartered trust company. As such, Galaxy advises the Staff that BitGo believes that the digital assets under custody are beyond the reach of BitGo and its creditors in bankruptcy; (ii) BitGo does not have the right to pledge and exchange the digital assets in custody, and further BitGo does not constrain the customer from selling or pledging the digital assets which are held in custody; and (iii) the customer maintains effective control over the digital assets under custody.

Galaxy advises the Staff that, in consideration of the guidance referenced above, BitGo determined that it does not obtain control of the custodied assets. Accordingly, BitGo does not recognize the custodied assets on its Consolidated Statements of Financial Position.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Embedded Derivative relates to Obligation to Exchange Digital Intangible Assets, page F-64

48.	Please provide us your analysis supporting recognition of an embedded derivative associated with your obligation to exchange or return digital intangible assets. Reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically address the following:

•	Tell us the nature of the host contract and why the obligation to return bitcoin in your WBTC product is not clearly and closely related to the host contract.

•	As the bitcoin underlying your WBTC contract is restricted, tell us how you can net settle the contract. In your response tell us whether a specific bitcoin transaction hash is associated with each WBTC and therefore whether each WBTC is settled gross.

Galaxy advises the Staff that, as noted by the Staff and disclosed in Footnote “2. Summary of Significant Accounting Policies” (see page F-61), as part of its WBTC transactions, BitGo has recognized an embedded derivative associated with its Obligation to Exchange Digital Intangible Assets.

BitGo acknowledges that contracts that do not in their entirety meet the definition of a derivative instrument may contain embedded features that need to be assessed to determine whether they meet the definition of a derivative under ASC 815, Derivatives and Hedging (“ASC 815”). If an embedded feature is determined to be an embedded derivative (and is not eligible for a scope exception), then a reporting entity should assess whether the embedded derivative meets the three criteria in ASC 815-15-25-1, including whether the embedded derivative is not clearly and closely related to its host instrument. If the instrument meets all three criteria, then the embedded derivative would have to be separated from the host instrument and accounted for as a derivative.

The first step in identifying embedded features is to identify the host contract itself (following the guidance in ASC 815-15-25-17C and 25-17D). Upon minting a Wrapped Bitcoin (WBTC), BitGo assumes a liability to return the underlying Bitcoin (BTC), which is akin to a digital asset borrowing transaction. This BTC borrowing represents the host contract, which BitGo considers as a debt host, given that the underlying obligation requires settlements not contain a stated interest rate, the obligation also does not provide rights and preferences common to equity contracts (including, voting rights, conversion rights, or participation rights in residual interests in a legal entity).

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BitGo notes that the repayment of the obligation is indexed to the value of the underlying BTC that can be required to be returned upon receipt of a request to exchange WBTC for BTC. BitGo refers to this as its “BTC repayment feature,” and BitGo assessed whether this feature is an embedded feature in accordance with ASC 815-15-25-1, noting that the BTC repayment feature is not legally detachable or separately exercisable from the obligation to return the underlying BTC.

Given that the redemption of the underlying BTC effectively settles the liability (i.e., there are no other possible forms of repayment), BTC repayment feature may be viewed as a put option. ASC 815-15-25-42 provides guidance as to whether put options that can accelerate the settlement of debt instruments shall be considered to be clearly and closely related to the debt host contract. The four-step decision sequence in this guidance suggests that if the amount paid upon settlement adjusts based on changes to an underlying other than an index, interest rates, or credit risk, the embedded feature is not clearly and closely related to the debt host contract. The amount paid by BitGo upon receipt of a burn request adjusts based on changes in the value of underlying BTC, and therefore the obligation to deliver BTC assets in the future is not clearly and closely related to the host contract. Galaxy also advises the Staff that BitGo notes that the instrument is not remeasured to fair value and therefore meets the criteria afforded by ASC 815-15-25-1(b). Further consideration was given to determine if the feature met the definition of a derivative following ASC 815-15-25-1(c) and ASC 815-10-15-83.

ASC 815-10-15-83 provides that one of the characteristics of a derivative instrument is that it provides for net settlement. According to ASC 815-10-15-99, this criterion is met if its settlement provisions include delivery of an asset that is readily convertible to cash. As there are a number of digital asset exchanges which offer BTC trading with high levels of liquidity, BitGo believes that the BTC received upon exchange of WBTC is readily convertible to cash (as defined in ASC 815-10-20). That is, the notional amounts of the BTC to be settled by BitGo’s counterparties could be liquidated on a digital asset exchange over a reasonable period of time without significantly affecting the price. Furthermore, although BitGo presents the underlying BTC assets within the consolidated balance sheet as ‘Digital intangible assets – restricted,’ BitGo notes that it is not required to settle WBTC with a specified BTC. Rather, the restricted nature of the asset is related to BitGo’s requirement to custody the assets. BitGo cannot lend, encumber, or rehypothecate the BTC associated with the WBTC arrangements. Given the fungible nature of BTC, gross-settles exchanges of WBTC for BTC that are held in specified custodial digital wallet addresses. As such, BitGo determined that the underlying settlement of the repayment feature in BTC meets the net settlement criterion in ASC 815-10-15-83(c)(3).

49.	Assuming you substantiate embedded derivative accounting for your obligation to exchange digital intangible assets from the preceding comment, please revise your disclosure in management’s discussion and analysis to:

•	Clearly explain the mismatch of accounting between your liability and embedded derivative reflected at fair value while the associated restricted bitcoin intangible asset is recorded at WBTC transaction initiation date fair value less any impairment;

•	Indicate that in times of rising bitcoin prices an embedded derivative liability will be recorded that will result in future gains when the WBTC obligation to exchange digital intangible assets and its associated embedded derivative are settled by the return of restricted digital intangible assets that have a lower historical cost basis; and

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•	Clarify that as the obligation to settle WBTC contracts involves the return of bitcoin held on your balance sheet, there is no impact on your liquidity.

Galaxy has revised the disclosure on page 225 in response to the Staff’s comment.

50.	Please revise your policy disclosure in 2020 to remove reference to the existence of a derivative asset presented in “other assets” on your balance sheet as it is apparent that you have a significant liability at December 31, 2020. To the extent applicable, this comment also applies to your policy disclosure on page F-63 for the embedded derivative related to the obligation to return digital intangible assets.

Galaxy has revised the disclosure on page F-63 in response to the Staff’s comment.

Revenue Recognition
Wallet Services Revenue, page F-64

51.	You disclose that your wallet service revenue includes fees for both minting and burning WBTCs. Please revise your disclosure to indicate how you allocate transaction price to these two apparent performance obligations.

Galaxy has revised the disclosure on pages F-64-F-65 in response to the Staff’s comment.

Galaxy advises the Staff that, as noted in Galaxy’s updated disclosure, BitGo’s performance obligations for the minting and burning of WBTC arise from separate contracts with a customer and BitGo therefore does not allocate the transaction price between the performance obligations. Additionally, Galaxy respectfully informs the Staff that the WBTC service comprises an immaterial portion of BitGo’s wallet services revenue.

Stock-Based Compensation, page F-66

52.	In the last paragraph of this policy on page F-67 you indicate both that you revalue the fair value and expense related to the unvested portion of options issued to nonemployees and that you measure the fair value of these options at the grant date and recognize the expense over the service period. Please confirm that you account for your option grants to nonemployees under the latter policy consistent with the guidance under ASU 2018-07 and revise your policy accordingly or tell us how your accounting complies with this guidance.

Galaxy has revised the disclosure on pages F-67 and F-87 in response to the Staff’s comment.

Note 9: Stock Option Plan, page F-72

53.	Please revise your disclosure to indicate the amount of incremental compensation cost associated with your June 23, 2020 option modification as required by ASC 718-10-50-2h2. Otherwise, tell us why no incremental compensation exists under ASC 718-20-35-3.

Galaxy has revised the disclosure on page F-73 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

PART II - Information Not Required In Prospectus
Recent Sales of Unregistered Securities, page II-1

54.	Please expand your disclosure to furnish the date of each sale and identify the name the persons or the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K for guidance.

Galaxy has revised the disclosure on pages II-1-II-2 in response to the Staff’s comment.

*               *             *

Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Grant Block, Davidson & Company LLP
Carmen Newnham, Davidson & Company LLP
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon LLP
Eric Moncik, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP
Alexander Lazar, Sheppard, Mullin, Richter & Hampton
John R. Hempill, Sheppard, Mullin, Richter & Hampton

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